

May 21, 2019

Russell Nickel
Chief Financial Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, Washington 98201

      Re: Funko, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2018
          Filed March 6, 2019
          File No. 001-38274

Dear Mr. Nickel:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Transportation and Leisure